JULY 31, 2024

Parenting, bitcoin and Ethereum

With Ethereum exchange-traded products (ETPs) finally coming to market, David Mann, our Head of Global ETF Product & Capital Markets, reminisces on his early days of parenting and launching a spot bitcoin ETP.



I must admit I'm a big fan of those throwback emails we get from our digital photo album service. You know the ones that highlight "10 years ago today" and the like. My kids—now both in their teens—especially get a kick out of seeing a funny baby photo or two and then asking for the story behind them. From a family perspective, I consider it a major win to have an engaged conversation where we are all communicating without everyone's eyeballs glued to their cellphones.

One recent "memory" photo was of my oldest taking a bath from when he was only a few months old. Fifteen years later my recollection of that specific photo is a bit fuzzy, but more broadly I recall there being a fair amount of stress associated with the bathtime process. Did we have the water temperature right? Were we careful enough with his head? Could he choke on one of the floating toys? Heck, now that I think about it, for kid #1 the first six months was constant stress, including but not limited to getting him to sleep, watching him at playgrounds or trying to get him to eat healthy foods.

I am guessing kids generally enjoy torturing their parents, so they will always chuckle to hear about our challenges when they were babies. After laughing at my overall incompetence as a new parent, my youngest would then ask about any similar stories from her baby days. That's when my wife and I smile and tell her that there was no stress whatsoever when she was that age. Since the confidence that comes with experience led us to feel assured she would survive our parenting, we simply tossed her in the tub, crib or playground with little to no pressure.

I had a bit of second child déjà vu with the launch of our spot Ethereum exchange-traded product (ETP) on July 23, 2024. (Our first child here being our spot bitcoin ETPs). Going back to late 2023, even if I thought that spot bitcoin ETPs would work as expected (efficient creations/redemptions) and trade as expected (tight spreads in line with the price of bitcoin), there was a much blood, sweat and tears to help ensure that would be the case. The asset class was brand new. The digital custodian was brand new. Coin-trading desks and authorized participants were onboarded. Like I said—stressful.

For digital asset child #2, Ethereum? Not stressful! The ecosystem was already tested, and from an operational perspective, it was almost as easy as replacing the word bitcoin with Ethereum. I am not surprised that in the first week of trading, everything seemed old hat. I have no doubt that any subsequent coins within the ETP wrapper should work as intended as well.

The good news is that now instead of having to stress about the Ethereum ETP ecosystem, I can work with our internal Digital Assets team to better understand the investment thesis for these cryptocurrencies and how they might fit into an investor's portfolio. For example, bitcoin is considered more of a store-of-value asset, while Ethereum is more of a technology play. I would much rather discuss those details than ETP plumbing any day of the week.

CONTRIBUTORS



David Mann

Head of Global Exchange-Traded Funds Product and Capital Markets, Franklin Templeton

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Comedian and actor Ray Romano once said: "Having children is like living in a frat house—nobody sleeps, everything's broken and there's a lot of throwing up." I would like to think he would have only said that prior to the launch of spot Bitcoin ETPs and that things have calmed down significantly post-spot Ethereum!

WHAT ARE THE RISKS?

All investments involve risks, including possible loss of principal. Equity securities are subject to price fluctuation and possible loss of principal.

ETFs trade like stocks, fluctuate in market value and may trade above or below the ETF's net asset value. Brokerage commissions and ETF expenses will reduce returns. ETF shares may be bought or sold throughout the day at their market price on the exchange on which they are listed. However, there can be no guarantee that an active trading market for ETF shares will be developed or maintained or that their listing will continue or remain unchanged. While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress.

For actively managed ETFs, there is no guarantee that the manager's investment decisions will produce the desired results.

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

WHAT ARE THE RISKS OF BITCOIN AND ETHEREUM ETFs DISCUSSED?

All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Funds' prospectus.

The Funds are not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Funds are not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

This is not a direct investment in ether/bitcoin, but rather, an exchange-traded product that invests in ether/bitcoin. **The Funds hold only ether or bitcoin and cash and is not suitable for all investors.** The Funds are not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. **An investment in the Funds is not intended as a complete investment plan.**

An investment in the Funds is subject to market risk with respect to the digital asset markets. The trading price of the ether held by the Funds may go up and down, sometimes rapidly or unpredictably. The value of the Funds' Shares relates directly to the value of ether, which has been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of ether, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

Competitive pressures may negatively affect the ability of the Funds to garner substantial assets and achieve commercial success.

Digital assets represent a new and rapidly evolving industry, and the value of the Funds' Shares depends on the acceptance of ether. Due to the relative unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational

problems, as well as the wider ether market, the value of ether and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.

Digital asset markets in the US exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of ether or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of ether, validation activity, digital wallets, the provision of services related to trading and custodying ether, the operation of the Ethereum network, or the digital asset markets generally.

The Index price used to calculate the value of the Funds' ether has a limited performance history and may be volatile, adversely affecting the value of the Shares. Moreover, the Index Administrator could experience system failures or errors. Errors in the Index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Funds and the Shareholders.

The Funds are passive investment vehicles and are not actively managed, meaning they do not manage its portfolio to sell ether at times when its price is high, or acquire ether at low prices in the expectation of future price increases. Also, the Funds do not use any hedging techniques to attempt to reduce the risks of losses resulting from ether price decreases. The Funds are not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Funds' Shares are not interests or obligations of the Funds' Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The amount of ether represented by each Share will decrease over the life of the Funds due to the sales of ether necessary to pay the Sponsor's Fee and other Fund expenses. Without increases in the price of ether sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Security threats to the Funds' account at the Ether/bitcoin Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Funds, each of which could result in a reduction in the value of the Shares.

The Funds will not stake the ether it holds, so **an investment in the Funds' shares will not realize the economic benefits of staking.**

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of ether may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

Risk Specific to Ethereum

A temporary or permanent "fork" in the Ethereum blockchain could adversely affect the value of the Shares. The Funds do not have the ability or intention to hold any asset (including any crypto asset) other than ether and cash. Shareholders may not receive the benefits of any forks or "airdrops." Forks or airdrops may result in extraordinary expenses borne by the Funds.

Before investing, carefully consider a fund's investment objectives, risks, charges and expenses. You can find this and other information in each prospectus, or summary prospectus, if available, at www.franklintempleton.com. *Please read it carefully.* Franklin Distributors, LLC, marketing agent for Franklin Bitcoin ETF.

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